EXHIBIT 11.1

                JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
                 COMPUTATION OF EARNINGS PER COMMON SHARE
            THREE AND NINE MONTHS ENDED MARCH 31, 1996 and 1995
         (Dollars and shares in thousands, except per share data)

                                       Three Months Ended     Nine Months Ended
                                           March 31,              March 31,
                                       __________________    __________________
                                         1996      1995        1996      1995
                                       _______    _______    _______    _______
Primary:
  Earnings:
    Net income                         $ 1,842    $ 1,672    $ 5,515    $ 4,765
                                       =======    =======    =======    =======



  Shares:
    Weighted average number of
      common shares
      outstanding (A)                    9,305      9,247      9,303      9,229
                                       =======    =======    =======    =======
  Primary earnings per share           $   .20    $   .18    $   .59    $   .52
                                       =======    =======    =======    =======
Fully diluted (B):
  Earnings:
    Net income                         $ 1,842    $ 1,672    $ 5,515    $ 4,765
    Add after-tax interest, net (C)        129        461        867      1,375
                                       _______    _______    _______    _______
    Net income, as adjusted            $ 1,971    $ 2,133    $ 6,382    $ 6,140
                                       =======    =======    =======    =======
  Shares:
    Weighted average number of
      common shares and common
      share equivalents
      outstanding                        9,305      9,247      9,303      9,229
    Common shares issuable upon
      exercise of stock options
      and warrants, net of common
      shares assumed to be
      repurchased from the proceeds
      using the greater of the
      average market price for the
      period or the period-end price       799      2,571      1,588      2,485
                                       _______    _______    _______    _______
    Weighted average number of
      common shares and common
      share equivalents outstanding,
      as adjusted                       10,104     11,818     10,891     11,714
                                       =======    =======    =======    =======
Fully diluted earnings per share       $   .20    $   .18    $   .59    $   .52
                                       =======    =======    =======    =======

(A) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computations because they had no effect or were antidilutive on primary earnings per share.

(B) These calculations are submitted in accordance with Regulation S-K Item 601 (b) (ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings per share.

(C) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U.S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).